Effective December 1, 2006, the fund's investment strategy changed to a quantitative approach. While the fund's policy of investing at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of "mid-cap" companies did not change, these securities are selected using proprietary quantitative stock selection models rather than the more traditional fundamental analysis approach.